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                                   F O R M 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2002

                               Ricoh Company, Ltd.
                 (Translation of Registrant's name into English)

          15-1, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
                    (Address of Principal Executive Offices)

                                   ----------

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   .)
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                                    SIGNATURE

Pursuant to the Requirements of the Securities Exchange Act of 1934, the registrant has duty caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.



                                                 /s/ Ricoh Company, Ltd.
                                                 -------------------------------
                                                         (Registrant)



Date February 8, 2002                        By: /s/ Tatsuo Hirakawa
                                                 -------------------------------
                                             Name:  Tatsuo Hirakawa
                                             Title: Deputy President